SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30252; File No. 812-13740]

Van Eck Funds, et al.; Notice of Application

October 25, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 17(d) of the Investment Company Act of

1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise

prohibited by section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered open-end

management investment companies to co-invest in Covered Private Placements (as defined below)

with each other and/or with one or more affiliated private investment companies.

Applicants: Van Eck Funds, Van Eck VIP Trust (formerly known as Van Eck Worldwide

Insurance Trust) (each, an "Existing Investment Company," and together, the "Existing Investment

Companies"), Global Energy Opportunity Partners LP, Global Energy Opportunity Fund, Ltd., Hard

Asset Partners LP, Hard Assets Portfolio Ltd., Hard Assets ERISA Ltd., Hard Asset Partners 2X

LP, Hard Assets 2X Fund Ltd., Hard Assets 2X Master Fund Ltd., Hard Assets Opportunity Fund

LP, Hard Assets Opportunity Fund Ltd., Hard Assets Opportunity Master Fund Ltd., G-175

Strategies LP, G-175 Strategies Ltd., G-175 Strategies Master Fund Ltd., Van Eck Veda Emerging

Markets Long/Short Fund LP, Van Eck Veda Emerging Markets Long/Short Fund Ltd., Van Eck

Veda Emerging Markets Long/Short Master Fund Ltd. (each, an "Existing Unregistered Account,"

and collectively, the "Existing Unregistered Accounts"), Van Eck Associates Corporation

("VEAC") and Van Eck Absolute Return Advisers Corporation ("VEARA").

Filing Dates: The application was filed on December 31, 2009, and amended on June 29, 2010,

April 27, 2012 and October 19, 2012.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on November 21, 2012, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers,

a certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F St.,

NE, Washington, DC 20549-1090. Applicants: c/o Joseph J. McBrien, Esq., Senior Vice President

and General Counsel, Van Eck Associates Corporation, 335 Madison Avenue, 19th Floor, New

York, NY 10017-4632.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873 or Mary Kay

Frech, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation, Division of

Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1. Each Existing Investment Company, a Massachusetts business trust, is registered under the Act as an open-end management investment company. Each Existing Investment Company currently offers separate series and may offer additional series in the future. The board of trustees of each Existing Investment Company and the board of trustees or directors of any other Fund (as defined below) (each, a "Board") has or will have a majority of trustees who are or will be persons who are not "interested persons" as defined in section 2(a)(19) of the Act (collectively, "Independent Trustees"). VEAC, a Delaware corporation, is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). VEAC serves as the investment adviser to the Existing Investment Companies.

2. Each Existing Unregistered Account is formed as a Delaware limited partnership, a company incorporated under the laws of the Cayman Islands, or a company organized under the laws of the British Virgin Islands. The Existing Unregistered Accounts are not registered as investment companies under the Act in reliance on either section 3(c)(1) or section 3(c)(7) of the Act.[1] VEARA, a Delaware corporation and a wholly owned subsidiary of VEAC, is registered as an investment adviser under the Advisers Act. VEARA serves as the general partner or the investment adviser or both to each Existing Unregistered Account.

3. Applicants request an order ("Order") under section 17(d) of the Act and rule 17(d)-1 under the Act to permit the Funds:[2] (a) to invest jointly among themselves and/or one or more of

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[1] This includes those Unregistered Accounts that are organized under the laws of a non-U.S. jurisdiction and that rely on interpretations by the staff of the Commission extending the requirements of sections 3(c)(1) and 3(c)(7) of the Act for the purposes of applying section 7(d) of the Act.

[2] Applicants request that the Order apply to (i) all other existing or future registered investment companies or series thereof (together with the Existing Investment Companies or series thereof, the "Funds") for which VEAC or any other person controlling, controlled by or under common control with VEAC serves as investment adviser (each, a "Fund Adviser"); (ii) all other existing or future accounts or pooled investment vehicles that are not registered investment companies and are not required to register as investment companies under the Act, and for which VEARA,

the Unregistered Accounts in private placement[3] transactions in which a Van Eck Adviser

negotiates terms in addition to price ("Covered Private Placements"); and (b) make follow-on

investments in Covered Private Placements of such issuers, including through the exercise of

warrants, conversion privileges, and other rights associated with Covered Private Placements

("Follow-On Investments"). Any investment opportunity described above in which a Fund could

not participate together with one or more Funds or one or more Unregistered Accounts without

obtaining and relying on the Order is referred to as a "Potential Joint Investment," and any

investment opportunity described above in which a Fund participated together with one or more

Funds or one or more Unregistered Accounts in reliance on the Order is referred to as a "Joint

Investment." Each Fund and Unregistered Account may invest its Total Available Capital[4] in

Covered Private Placements; provided that, with respect to each Fund, the Fund's investment is

limited by its Objectives and Strategies.[5]

 4. When considering Potential Joint Investments for any Fund, the Fund Adviser will

consider only the Objectives and Strategies, investment policies, investment positions, capital

available for investment, and other pertinent factors applicable to that Fund. Other than pro rata

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VEAC or another person controlling, controlled by or under common control with VEARA or VEAC serves as general partner or investment adviser (such accounts and investment funds, together with the Existing Unregistered Accounts, are referred to as the "Unregistered Accounts"); and (iii) any other person controlling, controlled by or under common control with VEARA or VEAC that serves as general partner or investment adviser to any Fund or Unregistered Account (the "Van Eck Advisers"). All entities that currently intend to rely on the requested Order are named as applicants. All other existing or future entities that will rely on the requested Order will comply with the terms and conditions of the application.

[3] The term "private placement" refers to a transaction in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 ("Securities Act").

[4] "Total Available Capital" means, with respect to each Fund and each Unregistered Account, the total assets of such Fund or Unregistered Account plus all amounts readily available for investment by means of the exercise of rights, if any, of the Unregistered Account to make a capital call on investors.

[5] "Objectives and Strategies" means the investment objectives and strategies of a Fund, as described in the Fund's registration statement on Form N-1A, other filings the Fund has made with the Commission under the Securities Act, or under the Securities Exchange Act of 1934, and the Fund's report to shareholders.

dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Fund Adviser will present each Potential Joint Investment and the proposed allocation to the trustees eligible to vote under section 57(o) of the Act ("Eligible Trustees"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority"), will approve each Joint Investment prior to any investment by the participating Fund.

5.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Fund and Unregistered Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Fund has approved that Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Fund's Eligible Trustees. The Board of any Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

6.   Applicants state that no Independent Trustee of a Fund will have a financial interest in any Joint Investment.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction

is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.   Section 2(a)(3)(E) of the Act provides that an "affiliated person" of another person includes any investment adviser of such other person if such other person is an investment company. Section 2(a)(3)(C) of the Act provides that an "affiliated person" of another person includes any person directly or indirectly controlling, controlled by, or under common control, with such person. Section 2(a)(9) of the Act, in relevant part, defines control as the power to exercise a controlling influence over the management or policies of a company.

3.   Applicants state that the Funds and the Unregistered Accounts are sponsored and managed by Van Eck Advisers. The Fund Advisers, to the extent they are investment advisers of the Funds, are affiliated persons of the Funds within the meaning of section 2(a)(3)(E) of the Act. The Van Eck Advisers also could be deemed to be affiliated persons of the Funds and/or Unregistered Accounts under section 2(a)(3)(C) to the extent the Van Eck Advisers are deemed to control the Funds and/or Unregistered Accounts. Accordingly, the Funds and the Unregistered Accounts could be affiliated persons of one another to the extent they are deemed to be under the common control of the Van Eck Advisers. Applicants state that if the Funds and the Unregistered Accounts are deemed to be affiliated persons of one another, the proposed Joint Investments could be considered prohibited transactions under section 17(d) and rule 17d-1.

4.   Applicants state that in the absence of the requested relief, the Funds would be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Joint Investments are consistent with the protection of each Fund's investors and with the purposes intended by the policies and provisions of the Act. Applicants state that the Funds' participation in

the Joint Investments will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.   Each time a Van Eck Adviser considers a Potential Joint Investment for an Unregistered Account or another Fund that falls within a Fund's then-current Objectives and Strategies, the Fund Adviser will make an independent determination of the appropriateness of the investment for the Fund in light of the Fund's then-current circumstances.

2.   (a)   If the Fund Adviser deems a Fund's participation in any Potential Joint Investment to be appropriate for the Fund, it will then determine an appropriate level of investment for the Fund.

(b)   If the aggregate amount recommended by the Van Eck Advisers to be invested in the Potential Joint Investment by the Funds and the Unregistered Accounts, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party's Total Available Capital, up to the amount proposed to be invested by each. The Fund Adviser will provide the Eligible Trustees with information concerning each participating party's Total Available Capital to assist the Eligible Trustees with their review of the Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the Fund Adviser will distribute written information concerning the Potential Joint Investment (including the amount proposed to be invested by each Fund and any Unregistered Account) to the Eligible

Trustees for their consideration. A Fund will co-invest with another Fund or an Unregistered

Account only if, prior to participating in the Potential Joint Investment, a Required Majority

concludes that:

(i)   the terms of the transaction, including the consideration to be paid, are

reasonable and fair to the Fund and its shareholders and do not involve overreaching in respect of

the Fund or its shareholders on the part of any person concerned;

(ii)   the transaction is consistent with:

(A)   the interests of the shareholders of the Fund; and

(B)   the Fund's then-current Objectives and Strategies;

(iii)   the investment by other Funds or Unregistered Accounts would not

disadvantage the Fund, and participation by the Fund would not be on a basis different from or less

advantageous than that of other Funds or Unregistered Accounts; provided that, if any other Fund or

Unregistered Account, but not the Fund itself, gains the right to nominate a director for election to a

portfolio company's board of directors or the right to have a board observer or any similar right to

participate in the governance or management of the portfolio company, such event will not be

interpreted to prohibit the Required Majority from reaching the conclusions required by this

condition (2)(c)(iii), if:

(A)   the Eligible Trustees will have the right to ratify the selection

of such director or board observer, if any;

(B)   the Fund Adviser agrees to, and does, provide, periodic reports

to the Fund's Board with respect to the actions of the director or the information received by the

board observer or obtained through the exercise of any similar right to participate in the governance

or management of the portfolio company; and

(C)   any fees or other compensation that any Unregistered Account or any Fund or any affiliated person of any Unregistered Account or Fund receives in connection

with the right of the Unregistered Account or the Fund to nominate a director or appoint a board

observer or otherwise to participate in the governance or management of the portfolio company will

be shared proportionately among the participating Unregistered Accounts (who may, in turn, share

their portion with their affiliated persons) and the participating Funds in accordance with the

amount of each party's investment; and

(iv)   the proposed investment by the Fund will not benefit a Van Eck

Adviser, any other Funds, the Unregistered Accounts or any affiliated person of any of them (other

than the parties to the Joint Investment), except (A) to the extent permitted by condition 13, (B) to

the extent permitted by section 17(e) of the Act, (C) indirectly, as a result of an interest in the

securities issued by one of the parties to the Joint Investment, or (D) in the case of fees or other

compensation described in condition 2(c)(iii)(C).

3.   Each Fund has the right to decline to participate in any Potential Joint Investment or

to invest less than the amount proposed.

4.   The Fund Adviser will present to the Board on a quarterly basis, a record of all

investments in Potential Joint Investments made by any of the other Funds or any of the

Unregistered Accounts during the preceding quarter that fell within the Fund's then-current

Objectives and Strategies that were not made available to the Fund, and an explanation of why the

investment opportunities were not offered to the Fund. All information presented to the Board

pursuant to this condition will be kept for the life of the Fund and at least two years thereafter, and

will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8, a Fund will

not invest in reliance on the Order in any issuer in which another Fund or an Unregistered Account or any affiliated person of such Fund or Unregistered Account is an existing investor.

6.   A Fund will not participate in any Potential Joint Investment unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Fund and Unregistered Account. The grant to an Unregistered Account or another Fund, but not the Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Unregistered Account or Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Joint Investment, the Van Eck Adviser will:

(i)   notify each Fund that participated in the Joint Investment of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Fund in the disposition.

(b)   Each Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Unregistered Accounts and any other Fund.

(c)   A Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Fund and Unregistered Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of each Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Fund Adviser will provide its written recommendation as to the Fund's participation to the Eligible Trustees, and the Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Fund's best interests.

(d)   Each Unregistered Account and each Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If any Unregistered Account or Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Joint Investment, the Van Eck Adviser will:

(i)   notify each Fund that participated in the Joint Investment of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Fund.

(b)   A Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Fund and Unregistered Account in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Fund has approved as being in the best interests of the Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Fund Adviser will provide its written recommendation as to the Fund's participation to the Eligible Trustees, and the Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Funds' and

Unregistered Accounts' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Fund Adviser to be invested by the Fund in the Follow-On Investment, together with the amount proposed to be invested by any other Fund and the Unregistered Account in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party's Total Available Capital, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Joint Investment for all purposes and subject to the other conditions set forth in the application.

9.   The Independent Trustees of each Fund will be provided quarterly for review all information concerning Potential Joint Investments and Joint Investments, including investments made by other Funds or Unregistered Accounts that the Fund considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments that the Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness for the Fund of participating in new and existing Joint Investments.

10.   Each Fund will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.   No Independent Trustee of a Fund will also be a director, general partner, managing

member or principal, or otherwise an "affiliated person" (as defined in the Act), of any of the Unregistered Accounts.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Joint Investment (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by a Van Eck Adviser under its investment advisory agreements with the Funds and the Unregistered Accounts, be shared by the Funds and the Unregistered Accounts in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) of the Act) received in connection with a Joint Investment will be distributed to the participating Funds and Unregistered Accounts on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Joint Investment. If any transaction fee is to be held by a Van Eck Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Van Eck Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Funds and Unregistered Accounts based on the amounts they invest in such Joint Investment. None of the Unregistered Accounts, the Van Eck Adviser nor any affiliated person (as defined in the Act) of the Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Joint Investment (other than (a) in the case of the Funds and the Unregistered Accounts, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the

case of the Van Eck Adviser, investment advisory fees paid in accordance with the agreements

between the Van Eck Adviser and the Funds or the Unregistered Accounts).

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary